Exhibit 12.1
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Six Months Ended June 30,
	2005	2004
Earnings:

Loss before income taxes, minority interests and cumulative effect of accounting change	$(16.8)	$(94.5)

Add: Fixed charges from below	102.9	100.4
Less: Capitalized interest	0.2	—

	$85.9	$5.9

Fixed Charges:

Interest expense, net of interest capitalized	99.5	98.1
Capitalized interest	0.2	—
Estimate of interest within rental expense	0.9	1.4
Amortized premium and discounts related to indebtedness	2.3	0.9

	$102.9	$100.4

Deficiency of Earnings to Fixed Charges	$17.0	$94.5